SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 9, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 9, 2010, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.-

The Shareholders’ Meeting approved by majority vote the appointment of Inversiones Financieras del Sur and The Bank of New York Mellon for them to approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF THE REVERSAL OF THE “RESERVE FOR NEW PROJECTS” IN ORDER TO MAKE A PAYMENT OF A CASH DIVIDEND UP TO THE AMOUNT OF PS. 69,000,000.- DELEGATION OF AUTHORITY TO THE BOARD OF DIRECTORS AND AUTHORIZATIONS.

The Shareholders’ Meeting approved by majority vote: (i) the payment of a cash dividend for an amount of Ps. 69,000,000 in favour of the shareholders a pro rata to their respective interests; (ii) Proceed to the reversal of the “Reserve for new projects”, prior to the aforementioned payment, for a total amount of Ps. 69,000,000 and (iii) Authorize the board of directors to disburse the payment in the legal period and delegate the authority to the Board of Directors in order to comply with such the proposal.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: December 9, 2010.